

December 12, 2013

<u>Via E-mail</u>:
Tom Mason
Chief Legal Officer
M/I Homes Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

> **Re:** **M/I Homes Inc.**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed December 9, 2013**
> **File No. 333-191989**
> **and Documents Incorporated by Reference**
> **File No. 001-12434**

Dear Mr. Mason:

We have reviewed the amendment to your registration statement and incorporated Exchange Act filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour and Pease LLP

1. We note your response to comment 8. With respect to the debt securities and guarantees, please provide binding obligation opinions for the co-registrants based on the respective state laws where each of these co-registrants is organized. Please note that it is our view that the opinion that a debt security or guarantee is a binding obligation necessarily encompasses certain opinions on matters subject to the laws of the jurisdiction in which the registrant is organized. If this jurisdiction is outside counsel's area of expertise, then you may engage local counsel to provide these opinions under the laws of Ohio, Florida, Indiana, Maryland, and Delaware, and file them as additional exhibits to the registration

statement. Please see Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19 for more information.

2. We note that your form of indenture for senior debt securities (Exhibit 4.7 on Form S-3 filed on October 30, 2013) and subordinated indenture (Exhibit 4.1 on Form 8-K filed on September 11, 2013) are governed by New York law. With respect to these indentures, please provide an opinion based on New York law as to whether these indentures are enforceable contracts, and therefore, binding obligations. Please see Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19 for more information.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Adam K. Brandt
        Vorys, Sater, Seymour and Pease LLP